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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2013
Washington DC
400

SEC FILE NUMBER
8- 53707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMLISI Financial Alliances, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield (City) MA (State) 01111-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Hall 413-744-5006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza
755 Main Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nathan Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMLISI Financial Alliances, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer and Financial Operations Principal

Title

SUSANA M. MARQUES NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMMISSION EXPIRES OCT. 28, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MMLISI Financial Alliances, LLC

Table of Contents

KPMG

MMLISI Financial Alliances, LLC
(SEC File Number 8-53707)

Financial Statements and Supplemental Schedule
As of and For the Year Ended December 31, 2012
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
MMLISI Financial Alliances, LLC:

We have audited the accompanying financial statements of MMLISI Financial Alliances, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of MMLISI Financial Alliances, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Hartford, Connecticut
February 20, 2013

MMLISI Financial Alliances, LLC

Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	702,241
Referral fees receivable		98,065
Prepaid expenses and other assets		32,946
Total assets	$	833,252
Liabilities and Members' Equity		
Accounts payable and other accrued expenses	$	39,458
Payables to related parties		18,298
Total liabilities		57,756
Members' Equity		
Series A		682,514
Series B		92,982
Total members' equity		775,496
Total liabilities and members' equity	$	833,252

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Operations
For the Year Ended December 31, 2012

Revenues	
Referral fee income	$ 1,260,923
Other income	2,889
Total revenues	1,263,812
Expenses	
Management fees	202,000
State and regulatory fees	65,514
Professional fees	27,441
Other miscellaneous expenses	27,760
Total expenses	322,715
Net income	$ 941,097

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

	Series A		Series B		
	Contributions/ Additional Paid-in Capital	**Accumulated Net Income**	**Contributions/ Additional Paid-in Capital**	**Accumulated Net (Loss)**	**Total Members' Equity**
Balances at December 31, 2011	$ 272,044	$ 281,730	$ 425,000	$ (332,018)	$ 646,756
Member					
Contributions	165,640	—	—	—	165,640
Distributions	(140,488)	(837,509)	—	—	(977,997)
Net income	—	941,097			941,097
Balances at December 31, 2012	$ 297,196	$ 385,318	$ 425,000	$ (332,018)	$ 775,496

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flow from operating activities:	
Net income	$ 941,097
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Referral fees receivable	(40,031)
Prepaid expenses and other assets	(2,340)
Payables to related parties	(29,347)
Accounts payable and accrued expenses	(2,580)
Net cash provided by operating activities	866,799
Cash flows from financing activities:	
Contributions from members	165,640
Distributions to members	(977,997)
Net cash used in financing activities	(812,357)
Net increase in cash and cash equivalents	54,442
Cash and cash equivalents, beginning of year	647,799
Cash and cash equivalents, end of year	$ 702,241

The accompanying notes are an integral part of these financial statements.

1. Organization

MMLISI Financial Alliances, LLC (the "Company"), a Delaware Series Limited Liability Company organized effective June 2001, is a referral broker-dealer, formed for the sole purpose of providing clients of certain professional firms with access to products and services offered by MML Investors Services, LLC ("MMLIS") and MMLIS's parent, Massachusetts Mutual Life Insurance Company ("MassMutual"). In addition, the Company conducts business with MML Insurance Agency ("MMLIA"), a wholly-owned subsidiary of MMLIS, to provide access to non-MassMutual insurance products. The Company is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is licensed as a broker-dealer and insurance agency in 49 states, Puerto Rico and the District of Columbia.

As a Series limited liability company, the Company is comprised of Series A and Series B members. The Series A members are professional firms who provide contributions in exchange for non-controlling equity interests. MMLIS is the Series B member and holds the controlling interests (see Footnote 4). All capital contributions, assets, liabilities, income, expenses, earnings, profits, and proceeds with respect to the Series A members are held and accounted for separately from the other assets of the Company, and are referred to as assets belonging to that Series. These assets are available for the payment of the liabilities, expenses, costs or charges in respect of, or allocated to, that Series. The assets belonging to each Series belong to that Series for all purposes, and no other Series, subject only to the rights of creditors of that Series.

2. Summary of Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers any investment with an original maturity of three months or less to be a cash equivalent.

The Series A member equity interests that are identified as belonging to that Series are segregated by the Company in separate third party bank accounts for the protection of each member. (See Note 4).

Revenue Recognition

The Company earns fees on business referred to MMLIS and MassMutual, as well as unrelated third party insurance companies through referrals to MMLIA. Fee revenue is recognized when

referred business generates a sale for the above companies and when the related income is reasonably determinable. All referral fees earned by the Company are from related parties. See Note 3.

Fair Value of Financial Instruments

Financial instruments, which include cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a partnership for tax reporting purposes. Therefore, no tax provision is required. Certain states require the Company to file limited liability company returns. Any taxes related to these returns are recorded in Other miscellaneous expenses on the Statement of Operations.

3. Related-Party Transactions and Agreements

The Company is party to an Administrative Services Agreement with MassMutual and MMLIS to receive certain administrative and support services. These selected services include, but are not limited to, legal, accounting, administrative, information systems, treasury, audit, licensing and compliance. The Company incurred $160,000 and $42,000 of expense in 2012 under these agreements for services provided by MassMutual and MMLIS, respectively, which are included in Management fees on the Statement of Operations.

As of December 31, 2012, the Company has payables to MassMutual and MMLIS of $18,298 and zero, respectively, related to management fees, expense activity, and referral fee chargebacks.

Referral fees receivable from MassMutual and MMLIS totaled $69,430 and $28,635, respectively, as of December 31, 2012.

4. Members' Equity

As the Principal Member, MMLIS holds all the Series B member interests, 51% of the voting rights, and provides certain personnel and infrastructure for the operations of the Company. The remaining 49% of the voting rights are held by Series A members.

At December 31, 2012, $304,501 of cash has been segregated related to the Series A members. (See Notes 1 and 2).

Series A members are allocated their respective revenues based upon business generated. In general, expenses are allocated to the Series A members equally. For the month a member purchases a Series A unit, the allocation is made based upon the number of days the member was active during that month. In 2012, all revenues and expenses of the Company were allocated to the Series A members. In accordance with the Company's LLC agreement, the Company retains the ability to allocate certain extraordinary expenses to a Series A member or the Series B member in future years.

5. Regulatory Requirements

As a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" (as those items are defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the "aggregate indebtedness" to "net capital" would exceed 10 to 1. In addition, in accordance with FINRA Rule 4110, members are prohibited from withdrawing equity capital for a period of one year after a contribution is made unless otherwise permitted by FINRA. At December 31, 2012, the Company had net capital of $352,495, which was $347,495 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i). To qualify for the exemption under Rule 15c3-3 (k)(2)(i), the Company is prohibited from carrying margin accounts; must promptly transmit all customer funds and deliver all securities received in connection with its activities as the broker or dealer, must not otherwise hold funds or securities for, or owe money or securities to, customers and must effectuate all financial transactions between the Company and its customers through one or more bank accounts designated as a Special Account for the Exclusive Benefit of Customers of the Company. The Company does not plan to execute any financial transactions with customers. The Company will refer customers to MMLIS, MMLIA, or MassMutual who will execute the financial transactions.

6. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

7. Litigation and Regulatory Inquiries

The Company is, from time to time, involved in various governmental and administrative proceedings, litigation, and regulatory investigations and inquiries arising in and out of the normal course of business, certain of which are ongoing. In all such matters, the Company has cooperated fully with the applicable regulatory agency. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty.

8. Subsequent Events

The Company has evaluated subsequent events through February 20, 2013, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.

Net Capital Requirement

Total members' equity		$ 775,496
Less non-allowable assets:		
Series A members cash	$ 304,501	
Receivable from related parties, net	83,063	
Prepaid expenses, other assets, and cash on deposit with FINRA	35,437	423,001
Net capital		$ 352,495

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$ 57,756
Receivable netted against payable with same party	(15,002)
Aggregate indebtedness	$ 42,754
Minimum net capital required to be maintained (Greater of $5,000 or 6-2/3% of $42,754)	5,000
Net capital in excess of minimum requirements	$ 347,495
Ratio of aggregate indebtedness to net capital	0.12 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MMLIS Financial Alliances, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2012.

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors and Members
MMLISI Financial Alliances, LLC:

In planning and performing our audit of the financial statements of MMLISI Financial Alliances, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, Connecticut
February 20, 2013